13011831

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2013
Washington DC
402

SEC FILE NUMBER
8- 067132

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: P G Boole, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18 North Main Street
(No. and Street)

Sherborn (City) MA (State) 01770 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip Boole 617-763-2541
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Miller Wachman LLP
(Name – *if individual, state last, first, middle name*)

760 Washington Street (Address) Holliston (City) MA (State) 01746 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Philip G. Boole, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of P G Boole, LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Principal
Title

Notary Public

TARA MCGRATH
Notary Public
Massachusetts
Commission Expires Aug 17, 2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

P G Boole, LLC

Annual Audited Report
Form X-17A-5 Part III

December 31, 2012

P G Boole, LLC
Index to Financial Statements
December 31, 2012

MILLER WACHMAN LLP
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

To the Member of
P G Boole, LLC
Sherborn, Massachusetts

Report on Financial Statements

We have audited the accompanying statement of financial condition of P G Boole, LLC as of December 31, 2012, and the related statements of operations, changes in member's equity and cash flows for the year then ended that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Managements Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of P G Boole, LLC at December 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

A member of HLB International. A world-wide oraganization of accounting firms and business advisers.

P G Boole LLC
Sherborn,Massachusetts

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedules I , II and III are presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I , II and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I , II and III is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Miller Wachman LLP

Holliston, Massachusetts
February 26, 2013

P G Boole, LLC

Statement of Financial Condition

December 31, 2012

Assets

Cash	$	15,076
Equipment, net of accumulated depreciation		207
Other assets		1,141
Total Assets	$	16,424

Liabilities and Member's Equity

Liabilities		
Accounts payable and accrued expenses	$	4,350
Loan payable to member		377
Total liabilities		4,727
Member's Equity		11,697
Total Liabilities and Member's Equity	$	16,424

The accompanying notes are an integral part of these financial statements.

P G Boole, LLC

Statement of Operations

Year Ended December 31, 2012

Revenues	
Interest and dividends	$ 22
Expenses	
General and administrative	18,985
Occupancy	6,265
	25,250
Net Loss	$ (25,228)

The accompanying notes are an integral part of these financial statements.

P G Boole, LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2012

Balance at Beginning of Year	$ 12,625
Net Loss	(25,228)
Member Contributions	24,300
Balance at End of Year	$ 11,697

The accompanying notes are an integral part of these financial statements.

P G Boole, LLC

Statement of Cash Flows

Year Ended December 31, 2012

Cash Flows from Operating Activities	
Net Income	$ (25,228)
Depreciation	413
	(24,815)
Change in operating assets and liabilities:	
Other assets	(36)
Accounts payable and accrued expenses	(1,004)
Cash used by operating activities	(25,855)
Cash Flows from Financing Activities	
Member contributions	24,300
Cash provided by financing activities	24,300
Net Decrease in Cash	(1,555)
Cash at Beginning of Year	16,631
Cash at End of Year	$ 15,076

The accompanying notes are an integral part of these financial statements.

Note 1 - Nature of Business

P G Boole, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Agency (FINRA). The Company markets private placements, consisting primarily of limited liability partnerships, to institutional investors throughout the United States. The Company is organized in Massachusetts as a Limited Liability Company (LLC).

The Member (principal) of the Company chose to discontinue the Company's relationship with its anchor client. Currently the Company is inactive. The Company is dependent on its owner to maintain its minimum net capital. The owner intends to contribute capital as necessary to maintain required net capital.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting

The Company's policy is to prepare its financial statements in accordance with accounting principles generally accepted in the United States of America under the accrual basis of accounting. The accrual basis of accounting records revenue in the period it is earned rather than when received and records expenses in the period in which incurred rather than when paid.

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from outstanding accounts. Management provides for probable uncollectible accounts through a provision for bad debt expense and an adjustment to a valuation allowance based on its assessment of the current status of individual accounts. Accounts that are unpaid after management has used reasonable collection efforts are written off by a charge to the valuation allowance and a credit to accounts receivable.

Equipment

Equipment is stated at cost. Depreciation is provided using the straight line method over the estimated useful life of the equipment of 5 years.

Note 2 - Summary of Significant Accounting Policies (Continued)

Fair Value

Due to the short term nature of both current assets and liabilities fair value approximates book value.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - Equipment

Cost	$ 2,151
Accumulated Depreciation	1,944
Net	$ 207

Note 4 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had net capital pursuant to rule 15c3-1 of $10,349 which was $5,349 in excess of its required net capital of $5,000.

Note 5 - Income Taxes

The Company is a single member limited liability company taxed as a individual in which all elements of income and deduction are included in the tax return of the sole member of the Company. Therefore, no income tax provision is recorded by the Company.

The Company has no material uncertain tax positions to be accounted for in the financial statements.

Note 6 - Commitments and Contingencies

The Company contracted for accounting and regulatory compliance services. The contract is for a one year period ending December 31, 2012 and requires various monthly and quarterly payments. Expenses for the year ended December 31, 2012 were $11,840.

Note 7 - Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 26, 2013, the date the financial statements were available to be issued.

Note 8 - Part X-17A-5

The Company's most recent annual report on Form X-17A-5 is available for examination and copying at the Company's Sherborn, Massachusetts office or at the Boston Regional office of the Securities and Exchange Commission.

P G Boole, LLC
Schedule I
December 31, 2012

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Total Capital		$ 11,697
Deductions for Nonallowable Assets		
Equipment, net	207	
Other assets	1,141	1,348
Net capital before haircuts		10,349
Haircuts on Securities, computed, where applicable, pursuant to 15c3-1(f)		
Stocks and money market accounts		-
Net Capital		$ 10,349

Computation of Basic Net Capital Requirement

Minimum Net Capital Required (6 2/3% of total aggregate indebtedness)	$ 315
Minimum Dollar Net Capital Requirement of Reporting Broker or Dealer	$ 5,000
Net Capital Requirement, Greater of Minimum Net Capital Required or Minimum Dollar Net Capital Requirement, in Accordance with Rule 15c3-1	$ 5,000
Excess Net Capital	$ 5,349
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement	$ 4,349

P G Boole, LLC
Schedule I (Continued)
December 31, 2012

Computation of Aggregate Indebtedness

Total Liabilities	$ 4,727
Subordinated debt	-
Total Aggregate Indebtedness	$ 4,727
Percentage of Aggregate Indebtedness to Net Capital	45.68

Reconciliation of Net Capital

Net Capital reported on Part IIA Focus Report	$ 10,349
Net Capital per audited financial statements	$ 10,349

P G Boole, LLC

Schedule II - Information Relating to Requirements for Broker-Dealers Under Rule 15c3-3

December 31, 2012

Computation for Determination of the Reserve Requirements Under Rule 15c3-3 of the SEC:

The Company operates under the exemptive provisions of Paragraph (k)(2)(i) of SEC Rule 15c3-3.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the SEC:

The Company operates under the exemptive provisions of Paragraph (k)(2)(i) of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2012.

P G Boole, LLC
Schedule III - Report on Material Inadequacies
Year Ended December 31, 2012

Report on Material Inadequacies

We have audited the financial statements of P G Boole, LLC for the year ended December 31, 2012. Our audit did not disclose any material inadequacies existing or found to have existed since the date of the previous audit.

Miller Wachman LLP

Holliston, Massachusetts
February 26, 2013